F45 Training Holdings Inc.

2601 South Congress Avenue, Building E

Austin, Texas 78704

June 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Nicholas Nalbantian

Re:	F45 Training Holdings Inc.

Registration Statement on Form S-1 (File No. 333-265706) (the “Registration Statement”)

Dear Mr. Nalbantian:

Reference is made to the letter request of F45 Training Holdings, Inc., a Delaware corporation (the “Company”), for acceleration of effectiveness of the Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on June 17, 2022 pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request so that the Company may make additional pre-effective changes to the Registration Statement, and that it not declare the Registration Statement effective until such time as the Company shall request.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Adam Gilchrist

Adam Gilchrist

Chief Executive Officer of F45 Training Holdings Inc.

cc:	Peter Wardle, Gibson, Dunn & Crutcher LLP